Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

August 22, 2018

Lulu Cheng, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp. Registration Statement on Form SF-3

Filed July 11, 2018

File No. 333-226123

Dear Ms. Cheng:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”). We have reviewed the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission provided to David Burkholder by Lulu Cheng by telephone on August 9, 2018. We have also discussed the Staff’s comment with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comment is repeated in italics below, followed by the Registrant’s responses.

1.	In discussing the example of why your asset review trigger is appropriate, we note your reference to prior pools of commercial mortgage loans for which JPMCB or its predecessors was a sponsor in a public offering of CMBS with a securitization closing date on or after a date no earlier than nine years after the calendar quarter in which the securitization occurs. If you do intend to refer to prior securitizations, please revise your bracketed language to refer to a date no earlier than nine years before the calendar quarter in which the securitization occurs.

The Registrant has modified the relevant provision in response to the Staff’s comment to refer to a date no more than nine years prior to the calendar quarter in which the securitization occurs.

David Burkholder   Tel 704 348 5309   Fax 704 348 5200   david.burkholder@cwt.com

Lulu Cheng, Esq.
August 22, 2018

In addition, the Registrant has added the below language to the form prospectus included in Amendment No. 1 following the definition of “Mortgaged Property” under the heading “Description of the Mortgage Pool – General”. The Registrant understands that the Staff has previously indicated that this language suggests that loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool. The Registrant confirms that if loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR are included in the asset pool, the retaining sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR:

For purposes of this prospectus, a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.

Included with this letter for your convenience are change pages of Amendment No. 1 marked to show changes implemented in response to the requests of the Staff.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder

cc:	Kunal K. Singh

Bianca A. Russo, Esq.
Michael S. Gambro, Esq.